Exhibit 99.9

Company	Wolseley PLC
TIDM	WOS
Headline	Holding(s) in Company
Released	17:38 29-Jun-06

RNS Number:4237F
Wolseley PLC
29 June 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: Wolseley plc

2) Name of shareholder having a major interest:
Mr Edward C. Johnson 3rd, FMR Corp, Fidelity International Limited and its direct and indirect subsidiaries including Fidelity Pension Management and Fidelity Investment Services Limited.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
In respect of the above holder.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

8,281,336	JP Morgan, Bournemouth
479,761	Northern Trust London
168,562	Bank of New York, Brussels
29,795	State Street Bank & Trust Co London (S)
270,300	Bank of New York – Europe Ldn
9,833,723	Brown Bros Harrimn Ltd Lux
26,500	BNP Paribas, Paris (C)
40,370	Brown Bros Harriman and Co
34,300	BNP Paribas, Paris
87,952	CDC Finance

5) Number of shares/amount of stock acquired:
not disclosed

6) Percentage of issued class:
not disclosed

7) Number of shares/amount of stock disposed:
nil

8) Percentage of issued class:
nil

9) Class of security:
Ordinary shares of 25p each

10) Date of transaction:
Not disclosed.

11) Date company informed:
29 June 2006

12) Total holding following this notification:
19,252,599

13) Total percentage holding of issued class following this notification:
3.221%

14) Any additional information:

15) Name of contact and telephone number for queries:
Mark J. White – 0118 929 8700

16) Name and signature of authorised company official responsible for making this notification:

Mark J White, Company Secretary

Date of notification:
29 June 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END